

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2019

Damian Dalla-Longa
Chief Executive Officer
Better Choice Company Inc.
4025 Tampa Road, Suite 1117
Oldsmar, FL 34677

      Re: Better Choice Company Inc.
          Form 10-K for the Fiscal Year ended August 31, 2018
          Filed December 21, 2018
          File No. 333-161943

Dear Mr. Dalla-Longa:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation